==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20459

                              ---------------

                                 FORM 6-K

                         Report of Foreign Issuer
                   Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                      For the month of November, 1998

                              ---------------

                     Telemig Cellular Holding Company
              (Translation of registrant's name into English)


                SCN-Quadra CN2, Lote F, 2 Andar, Sala 205,
                            Brasilia-DF, Brazil
                 (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                Form 20-F     X            Form 40-F
                           -------                     -------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                     Securities Exchange Act of 1934:]

                   Yes                              No    X
                           -------                     -------

                    [If "Yes" is marked, indicate below
               the file number assigned to the registrant in
                  connection with Rule 12g3-2(b):]    N/A

==============================================================================


                     TELEMIG CELLULAR HOLDING COMPANY

                             TABLE OF CONTENTS

                                                               Sequential Page
   Item                                                             Number
----------                                                     ---------------

    1.      Interim Financial Information, dated
            November 13, 1998, announcing net operating
            revenues and net income for the three-months
            ended September 30, 1998................................. 3




       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese





                   Tele Norte Celular Participacoes S.A.

                   Interim Financial Information for the
                   Three-Months ended September 30, 1998

Free Translation into English of Independent Auditors' Special Review Report
                      Originally Issued in Portuguese

The Board of Directors and Shareholders
Telemig Celular Participacoes S.A.
Brasilia - DF

1. We have carried out a special review of the accompanying quarterly information (ITR) of Telemig Celular Participacoes S.A. as of and for the three-months ended June 30, 1998, which comprises the balance sheet and the statement of income of the parent company and consolidated, notes to quarterly information and management's discussion and analysis, prepared in accordance with accounting principles established by Brazilian Corporate Law.

2. We conducted our review in accordance with specific standards established by the Brazilian Accountants' Institute - IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles established by Brazilian Corporate Law and standards issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the required quarterly information.

4. The quarterly information for the three-months ended March 31, 1998 was reviewed by other independent auditors, who issued a qualified special review report dated July 24, 1998. The qualification relates to the recording by the subsidiary company, Telemig Celular S.A., in the three-months ended March 31, 1998 of R$ 14,097 thousand, identified in subsequent events, related to allowance for doubtful accounts for accounts receivable recorded in 1997 that should had been provided for in the prior year.

5. The quarterly information for the three-months ended June 30, 1998 was reviewed by other independent auditors, who issued a non qualified special review report dated July 24, 1998.

                     Brasilia - DF, November 13, 1998
                               ERNST & YOUNG
                        Auditores Independentes S/C
                            CRC2SP015199/S-6 MG

                            Paulo Jose Machado
                    Contador CRC1RJ61469/T-2 MG "S" DF


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese

                    Telemig Celular Participacoes S.A.

                                BALANCE SHEET AS OF SEPTEMBER 30, 1998
                                       (In thousands of reais)
--------------------------------------------------------------------------------------------------
                                                             September 30, 1998      June 30, 1998
ASSETS                                                       ------------------      -------------
Current assets:
 Cash and cash equivalents.................................         35,173                   --
 Accounts receivable from related parties..................         28,063               44,266
 Receivable from Telebras..................................             --               31,417
 Recoverable taxes.........................................          3,743                2,004
 Other receivables.........................................            449                2,677
                                                                  --------             --------
Total current assets.......................................         67,428               80,364
                                                                  --------             --------
Long-term assets:
 Account receivable from related parties...................         14,011                1,236
 Others....................................................            271                   --
                                                                  --------             --------
Total long-term assets.....................................         14,282                1,236
                                                                  --------             --------
Permanent assets:
 Investments...............................................        337,303              371,883
                                                                  --------             --------
Total Assets...............................................        419,013              453,483
                                                                  ========             ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Taxes and contributions...................................          2,348                2,729
 Suppliers.................................................          1,247                   --
                                                                  --------             --------
Total current liabilities..................................          3,595                2,729
                                                                  --------             --------
Long-term liabilities:
 Others....................................................             67                   67
                                                                  --------             --------
Shareholders' equity:
 Capital stock.............................................        155,553              155,553
 Legal reserve.............................................          7,755                7,755
 Realizable profit reserve.................................        132,048              132,048
 Retained earnings.........................................        119,995              155,331
                                                                  --------             --------
Total shareholders' equity.................................        415,351              450,687
                                                                  --------             --------
Total liabilities and shareholders' equity.................        419,013              453,483
                                                                  ========             ========



  Free Translation into English of Quarterly Information (ITR) Originally
                           Issued in Portuguese

                      Telemig Celular Participacoes S.A.

        STATEMENT OF OPERATIONS FOR THE THREE-MONTHS AND NINE-MONTHS ENDED SEPTEMBER 30, 1998
                           (In thousands of reais, except per share data)

                                                              3 months ended        9 months ended
                                                            September 30, 1998    September 30, 1998
                                                            ------------------    ------------------
Operating expenses/income
General and administrative expenses....................             (1,673)              (1,673)
Financial income ......................................                738                9,032
Financial expenses.....................................               (109)                (109)
Other operating expenses...............................                (99)                 (99)
Income from investments in subsidiaries................            (34,580)              12,190
                                                               -----------          -----------
Income before income taxes.............................            (35,723)              19,341
Provision for income taxes and social contribution.....                387               (2,342)
                                                               -----------          -----------
Net income (loss) for the period.......................            (35,336)              16,999
                                                               ===========          ===========
Number of shares (in thousand).........................        334,399,028          334,399,028
                                                               -----------          -----------
Net income (loss) per share............................           (0.00011)            (0.00005)
                                                               ===========          ===========



       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese

                    Telemig Celular Participacoes S.A.

                Notes to Consolidated Financial Statements
Interim Financial Information for the three-months ended September 30, 1998

                 (Amounts expressed in thousands of Reais)



1. OPERATING CONTEXT

   Telemig Celular Participacoes S. A. was constituted according to item 189 of Law # 9,472/97 - Telecommunications General Law, and based on Decree # 2,546 of April 14, 1998, as a result of a Telebras' spin off, approved by the general stockholders' meeting held on May 22, 1998, and which Appraisal Report as of February 28, 1998 was issued by independent auditors on April 23, 1998. The net assets spun-off are as follows:


                                                                 R$
ASSETS                                                     -------------
 Cash and cash equivalent...............................        16,479
 Loans receivable and short term investments............        56,557
 Loans receivable and long term investments.............           271
 Investments............................................       325,112
ASSETS                                                      ----------
Net Assets Spun-Off.....................................       398,419
                                                            ==========


The Company is the holding company of Telemig Celular S.A., the concessionaire of the "A" Band cellular telephone business in approximately 93% of the municipalities of the State of Minas Gerais.

Telpart Participacoes S.A. is the company's controlling shareholder. In the public tender process of the Telebras Group held on July 29, 1998, Telpart acquired 51.79% of Telemig Celular Participacoes S.A.'s common stock. Telpart's capital is held by: TIW do Brasil Ltda.; Opportunity and by private Brazilian pension funds.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese

                    Telemig Celular Participacoes S.A.

                Notes to Consolidated Financial Statements
Interim Financial Information for the three-months ended September 30, 1998

                 (Amounts expressed in thousands of Reais)


2.  FINANCIAL STATEMENTS PREPARATION BASIS

The financial statements were prepared based upon the Brazilian Corporate Law, applied in accordance with the regulations issued by the Brazilian Securities Commission - CVM, and regulations applicable to concessionaires of telecommunications public services, and in accordance with the accounting practices described in Note 3.

The consolidated financial statements were prepared in accordance with the standards and procedures determined by the Brazilian Securities Commission - CVM, and includes the financial statements of the holding and of the subsidiary, Telemig Celular Participacoes S. A. (holding company) and Telemig Celular S. A. (operating company), respectively (see other information on the subsidiary in Note 4).

The consolidation process of balance sheet and operations accounts corresponds to the sum of the balances of assets, liabilities, revenues and expenses of the consolidated Companies, according to the nature of each account, complemented by the following eliminations: (i) capital participation, accumulated reserves and results incurred between the Companies; and (ii) intercompany balances.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

   (a) Allowance for doubtful accounts

   Constituted until the limit estimated by management to be sufficient to cover possible losses with the realization of accounts receivable.

   (b) Investments

   The investment in subsidiary is accounted for by the equity method. The equity pick-up adjustment includes the subsidiary's operations from January to September, 1998, including the period prior to the spin-off.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese

                      Telemig Celular Participacoes S.A.

                  Notes to Consolidated Financial Statements
  Interim Financial Information for the three-months ended September 30, 1998

                   (Amounts expressed in thousands of Reais)



3.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES - Continuation

   (c) Property, Plan and Equipment (Consolidated)

   The subsidiary's Property, Plant and Equipment are recorded at acquisition cost and construction cost less accumulated depreciation. The depreciation is calculated on the straight-line method, according to the following annual rates:

                                                       Percentage (%)
                                                    --------------------
Infrastructure..................................            4% to 10%
Switches, Transmission and Terminals............      7.69% to 12.50%
General Use Assets..............................           10% to 20%


   c.1) Interest on work in progress

   The operating company computes monthly interest on work in progress at the annual rate of 12% on the total capital invested in work in progress, which is included in the cost of construction, against non-operating income, up to the limit of the non-operating financial expenses generated by loans obtained to finance the work. The amount exceeding non-operating financial expenses is recorded on the capital reserve. The holding company recognizes such interest through the equity method, being the amount charged to operations.

   (d) Income Tax and Social Contribution

   Income tax and social contribution expenses are recorded on the accrual basis. Deferred income tax and social contribution are recorded on temporary differences.

   (e) Provision for contingencies

   It's computed based upon the legal counsel's opinion on loss expectations.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese

                    Telemig Celular Participacoes S.A.

                Notes to Consolidated Financial Statements
Interim Financial Information for the three-months ended September 30, 1998

                 (Amounts expressed in thousands of Reais)



4. INVESTMENTS

   a) Subsidiary's Data

                                                       09/30/98
                                                    --------------
Number of subscribers............................       432,400
Shareholders' Equity.............................       406,666
Net operating revenues...........................       328,083
Income for the nine-months.......................        12,755
Total participation .............................         82.94%
Participation in Voting Capital..................         89.18%


   On September 30, 1998 the reconciliation between the holding company's net income and the consolidated net income is as follows:

                                                           R$
                                                    --------------
Holding Company's net income.....................        16,999
Equity pick up adjustment on Reserve - interest
  on P, P & E - work in progress.................        (1,611)
                                                     ----------
Consolidated Net Income..........................        15,388
                                                     ==========


5. LOANS AND FINANCING (Consolidated)

   Loans and financing are denominated in foreign currency, and updated by the exchange variation plus interest based on the London Interbank Offered Rate -LIBOR, plus interest of 1% a year. The installments are due every six months with final due date up to October, 2003.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese

                    Telemig Celular Participacoes S.A.

                Notes to Consolidated Financial Statements
Interim Financial Information for the three-months ended September 30, 1998

                 (Amounts expressed in thousands of Reais)



6. FINANCIAL INSTRUMENTS (Consolidated)

   The book value of the Company's financial instruments and its subsidiary, comprise short-term investments and loans and financing, which are equivalent, approximately, to their market values. Further, on September 30, 1998, the Company and its subsidiary, do not have operations involving derivatives.

7. TELECOMMUNICATION SERVICES CONSOLIDATED NET OPERATING INCOME (Consolidated)

                                                         R$
                                      ----------------------------------------
                                      07/01 - 09/30/1998    01/01 - 09/30/1998
                                      ------------------    ------------------
Subscription                                    36,644               118,007
Rent                                            10,775                29,451
Utilization                                     34,570               166,322
Use of the network by a third party             25,343                84,139
Activation                                       1,366                10,086
Additional services                              2,691                 5,359
Others                                           1,665                 1,653
                                            ----------             ---------
Gross operating revenues                       113,054               415,017
Taxes on gross revenues                        (30,341)              (86,934)
                                            ----------             ---------
Net operating revenues                          82,713               328,083
                                            ==========             =========


8. PENSION PLAN (Consolidated)

   The Company and its subsidiary sponsor a defined benefit private pension plan, managed by Fundacao SISTEL de Seguridade Social. The contributions for the plan are determined based on actuarial studies prepared by independent actuaries according to the current standards in Brazil. The actuarial studies are revised periodically in order to modify the necessity of adjustments in the contributions. SISTEL does not show any deficit in the most recent actuarial evaluation carried out in December, 1997. Due to the sponsor and benefits model, the spin-off did not cause any alteration to the pension plans.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese

                    Telemig Celular Participacoes S.A.

      Management's Discussion and Analysis of Financial Condition and
                           Results of Operations

Review of Operations

Revenues reached R$328.1 million for the first nine months of the year, including R$82.7 million for the third quarter of 1998. During the third quarter, the Company adjusted its interconnection revenues to correct amounts that proved to have been overstated during the first half of the year, totaling approximately R$20 million. Excluding that adjustment, the Company would have reported third quarter revenues of R$100.7 million, a decline of R$10 million, or 8.9%, compared to the average of the first two quarters of 1998. The decline in revenues was mainly related to a reduction in activation fees as a result of a slow down in new subscriber uptake. The subscriber base remained fairly stable in the third quarter, closing at 432,400, or a net increase of 1,500 subscribers compared to totals for the period ended June 30, 1998.

Costs of revenues reached R$124.3 million for the first nine months of 1998 and represented 37.8% of net revenues, including R$42.3 million for the latest quarter. Costs of revenues is expected to be positively affected during the fourth quarter by favorable renegotiations of certain existing technical service contracts, including leased lines.

Selling, general and administrative expenses for the nine months ended September 30, 1998 were R$181.7 million, including R$105.1 million for the third quarter. During the quarter, the Company implemented a new method of estimating probable future losses on accounts receivable based on recent bad debt experience, which resulted in bad debt expenses to R$81.0 million for the quarter, bringing total bad debts expense for the nine-month period at R$120.2 million. Had such new method been adopted as of June 30, selling, general and administrative expenses for the first six months would have increased by R$54.0 million to reach R$130.6 million. The Company expects bad debt level to remain significant for the last quarter, as it is improving its subscriber base by churning non-performing accounts receivable. Selling expenses were also increased as the Company was preparing the launch of new tariff plans.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese

                    Telemig Celular Participacoes S.A.

      Management's Discussion and Analysis of Financial Condition and
                           Results of Operations

Operating income before depreciation and amortization expenses was R$60.5 million for the first nine months of 1998, compared to R$111.9 million after the first six months. Had the interconnection revenues and the new method for bad debt provisions been recorded in the first half of the year, operating income before depreciation and amortization expenses would have been R$37.9 million for the first six months and R$22.6 million for the third quarter, respectively.

The Company experienced a net loss for the third quarter of R$36.4 million or R$0.00011 per share, as a result of the revenue correction and the new policy for bad debts. Net income for the nine-month period ended September 30, 1998 was R$15.4 million or R$0.00005 per share.

Outlook

The expected commencement of operations by the Band B cellular operator in Minas Gerais during the fourth quarter of 1998 may have a negative impact on future growth in the number of subscribers, and could potentially result in increased marketing expenses. The Company also recently launched new tariff plans to better address the different market segments. Although the Company believes that such plans will stimulate usage, these new plans, which include a reduction in activation fees, may have a negative impact on future revenues. Additionally the Company initiated a comprehensive review of the management structure, financials and operations, including the re-evaluation of its analog assets.

Liquidity and Capital Resources

At September 30, 1998, the Company held cash and cash equivalents of R$61.9 million. Total assets amounted to R$677.9 million, while total indebtedness, which is in U.S. dollars, stood at R$58.7 million.


       Free Translation into English of Quarterly Information (ITR)
                      Originally Issued in Portuguese

                      Telemig Celular Participacoes S.A.

       Management's Discussion and Analysis of Financial Condition and
                           Results of Operations

Forward-Looking Statement

Except for the historical information contained herein, this analysis may be deemed to include forward-looking statements within the meaning of the Securities Exchange Acts that involve risk and uncertainty, including financial and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the risks associated with interest rate fluctuations and currency devaluation, dependence on availability of interconnection facilities, regulation risks and the impact of competitive services and pricing, as well as other risks referenced from time to time in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


                    TELEMIG CELULAR PARTICIPACOES S.A.

                  CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 1998
                               (In thousands of reais)
-------------------------------------------------------------------------------------------
                                                             September 30,       June 30,
                                                                 1998              1998
                                                             -------------    -------------
ASSETS
Current assets:
 Cash and cash equivalents................................       61,915            3,543
 Trade accounts receivable................................       29,282           78,458
 Receivable from wire line company........................       17,350           50,325
 Receivable from Telebras.................................           --           30,539
 Recoverable taxes........................................       17,185           15,634
 Inventories..............................................        1,376                6
 Other receivables                                                3,102            6,530
                                                              ---------        ---------
Total current assets                                            130,210          185,035
                                                              ---------        ---------
Long-term assets:
 Recoverable taxes........................................       28,283            9,149
 Others...................................................        2,231            3,353
                                                              ---------        ---------
Total long-term assets....................................       30,514           12,502
                                                              ---------        ---------
Permanent assets:
 Property, plant and equipment............................      517,164          498,731
 Deferred charges.........................................           40               42
                                                              ---------        ---------
Total permanent assets                                          517,204          498,773
                                                              ---------        ---------
Total Assets                                                    677,928          696,310
                                                              =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Loans and financing......................................       13,413           11,996
 Taxes and contributions..................................       50,902           45,660
 Suppliers................................................       71,763           56,387
 Others...................................................       10,373           10,696
                                                              ---------        ---------
Total current liabilities                                       146,451          124,739
                                                              ---------        ---------
Long-term liabilities:
 Loans and financing......................................       45,268           44,142
 Accruals.................................................        1,428              200
 Others...................................................           67               67
                                                              ---------        ---------
Total long-term liabilities                                      46,763           44,409
                                                              ---------        ---------
 Minority interest........................................       69,364           76,475
Shareholders' equity:
 Capital Stock............................................      155,553          155,553
 Legal reserve............................................        7,755            7,755
 Realizable profit reserve................................      132,048          132,048
 Retained earnings........................................      119,994          155,331
                                                              ---------        ---------
Total shareholders' equity................................      415,350          450,687
                                                              ---------        ---------
Total liabilities and shareholders' equity................      677,928          696,310
                                                              =========        =========



                    TELEMIG CELULAR PARTICIPACOES S.A.

                  CONSOLIDATED STATEMENT OF OPERATIONS AS OF SEPTEMBER 30, 1998
                         (In thousands of reais, except per share data)
                                                            3 months ended        9 months ended
                                                          September 30, 1998    September 30, 1998
                                                          ------------------    ------------------
Gross revenues............................................     $113,338              $415,017
Sales taxes...............................................      (30,625)              (86,934)
                                                           ------------          ------------
Net revenues..............................................       82,713               328,083
Cost of sales.............................................      (42,321)             (124,309)
                                                           ------------          ------------
Gross profit..............................................       40,392               203,774
                                                           ------------          ------------
Operating expenses/income
Selling expenses..........................................      (92,191)             (153,424)
General and administrative expenses.......................      (12,911)              (28,301)
Financial income..........................................        2,841                 8,580
Financial expenses........................................       (2,721)               (6,318)
Other operating revenues..................................          301                 2,524
                                                               (104,681)             (176,939)
                                                           ------------          ------------
Operating income..........................................      (64,289)               26,835
Non operating expenses ...................................       (1,267)               (1,245)
                                                           ------------          ------------
      Income before income taxes, profit sharing and
      minority interests..................................      (65,556)               25,590
Provision for income taxes and social contribution........       22,158                 7,207
Profit sharing............................................         (349)                 (819)
Minority interests........................................        7,332                 2,176
                                                           ------------          ------------
Net income (loss) for the period..........................      (36,415)               15,388
                                                           ------------          ------------

Number of shares (in thousand)............................  334,399,028           334,399,028
                                                           ------------          ------------
Net income (loss) per shares..............................     (0.00011)              0.00005
                                                           ============          ============


                    TELEMIG CELULAR PARTICIPACOES S.A.

                STATEMENT OF OPERATIONS FOR THE THREE-MONTHS ENDED SEPTEMBER 30, 1998
                                      (In thousands of reais)
--------------------------------------------------------------------------------------------------
                                                             3 months ended       9 months ended
                                                           September 30, 1998   September 30, 1998
                                                           ------------------   ------------------
Gross revenues............................................      113,053               415,017
Sales taxes...............................................      (30,339)              (86,934)
                                                           ------------          ------------
Net revenues..............................................       82,714               328,083
Cost of sales.............................................      (42,321)             (124,309)
                                                           ------------          ------------
Gross profit..............................................       40,393               203,774
                                                           ------------          ------------

Operating expenses/income
Selling expenses..........................................      (92,191)             (153,424)
General and administrative expenses.......................      (11,238)              (26,628)
Financial income..........................................        3,041                 5,592
Financial expenses........................................       (3,549)              (12,253)
Other operating revenues..................................          400                 2,623
                                                           ------------          ------------
                                                               (103,537)             (184,090)
                                                           ------------          ------------
Operating income..........................................      (63,144)               19,684

Non operating expenses ...................................        1,268                 1,245
                                                           ------------          ------------
Income before income taxes and profit sharing.............      (64,412)               18,439

Provision for income tax and social contribution..........       21,770                (4,865)
Profit sharing............................................         (349)                 (819)
                                                           ------------          ------------
Net income (loss) for the period..........................      (42,991)               12,755
                                                           ============          ============



                                 SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 Telemig Cellular Holding Company


Date: November 16, 1998          By: /s/ Jose Leitao Viana
                                     ------------------------------------
                                     Name:  Jose Leitao Viana
                                     Title: President and Chief
                                            Executive Officer